
09045640



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

March 13, 2009

082-03109

VIA AIR COURIER

SUPPL

Security Change Department
11 avenue De La Porte-Neuve
L-2227 Luxemburg
Luxemburg Stock Exchange
(Tel : 352-47-793-6296)
(Fax : 352-47-793-6333)

Ladies and Gentlemen:

The enclosed document is provided by Samsung Electronics Co., Ltd.

Should you have any questions with respect to the foregoing, please do not hesitate to call me at (822) 727 - 7408. Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7408
Fax) +82-2-727-7879
Email) thomas.y.kim@samsung.com

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ELECTRONICS

40th AGM Results

The 40th annual general meeting of shareholders was held on March 13, 2009, and all three AGM agendas were approved as submitted in their original forms.

▫ **Details**

1. Agenda Item No.1: approved

- Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings (Draft) for the 40th Fiscal Year (from January 1, 2008 to December 31, 2008)

- Total assets: KRW 72,519,221 million
- Total liabilities: KRW 14,405,730 million
- Capital stock: KRW 897,514 million
- Total shareholders' equity: KRW 58,113,491 million
- Sales: KRW 72,952,991 million
- Operating profit: KRW 4,134,070 million
- Net income: KRW 5,525,904 million
- Earnings per share: KRW 37,684

- Cash Dividends:

- Year-end dividend: KRW 5,000 (common), KRW 5,050 (preferred)
- Interim dividend: KRW 500 (common), KRW 500 (preferred)
- Total payout: KRW 808,810,967,000
- Dividend rate (interim + year end): 1.18% (common), 1.99% (preferred)

2. Agenda Item No. 2: approved

- Agenda 2-1: Appointment of Independent Directors
  (Dr. Oh-Soo Park, Mr. Chae-Woong Lee, and Mr. Dong-Min Yoon)

- Agenda 2-2: Appointment of Executive Directors
  (Mr. Yoon-Woo Lee, Mr. Geesung Choi, Mr. Juhwa Yoon, and Mr. Sanghoon Lee)

- Agenda 2-3: Appointment of Members of Audit Committee
  (Dr. Oh-Soo Park and Mr. Chae-Woong Lee)

3. Agenda Item No. 3: approved

- Approval of the remuneration Ceiling for the Directors
  - Proposed remuneration ceiling for the 41st fiscal year: KRW 55 billion
  - Remuneration ceiling approved in the 40th fiscal year: KRW 35 billion